Registration No. 333-
As filed with the Securities and Exchange Commission on July 3, 2008
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            ---------------------------------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 --------------

                         DAIICHI SANKYO KABUSHIKI KAISHA
   (Exact name of issuer of deposited securities as specified in its charter)

                                 --------------

                         DAIICHI SANKYO COMPANY, LIMITED
                    (Translation of issuer's name in English)

                                 --------------

                                      Japan
            (Jurisdiction of incorporation or organization of issuer)

                                 --------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 --------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 --------------

                 CITIBANK, N.A. - DEPOSITARY RECEIPTS DEPARTMENT
                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6690
            (Name, address, including zip code, and telephone number,
                   including area code of agent for service)

                                 --------------

                                   Copies to:
                              Herman H. Raspe, Esq.
                       Patterson Belknap Webb & Tyler LLP
                           1133 Avenue of the Americas
                            New York, New York 10036

It is proposed that this filing become effective under Rule 466:
                                                    |X| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box:

                                            CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
                                                            Proposed Maximum     Proposed Maximum
       Title of Each Class of             Amount to be       Aggregate Price    Aggregate Offering       Amount of
     Securities to be Registered           Registered           Per Unit*            Price**          Registration Fee
----------------------------------------------------------------------------------------------------------------------
American Depositary Shares each           50,000,000              $5.00             2,500,000             $98.25
representing  one (1)  Common Share of
Daiichi Sankyo Kabushiki Kaisha
----------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.


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

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                     Location in Form of American
                                                                     Depositary Receipt ("Receipt")
Item Number and Caption                                              Filed Herewith as Prospectus
-----------------------                                              ----------------------------
1.   Name of Depositary and address of its principal                 Face of Receipt - Introductory Article
     executive office
2.   Title of Receipts and identity of deposited                     Face of Receipt - Top center.
     securities

Terms of Deposit:

       (i)     The amount of deposited securities                    Face of Receipt - Upper right corner.
               represented by one American Depositary
               Share ("ADS")

       (ii)    The procedure for voting, if any, the                 Reverse of Receipt - Paragraphs 12, 14 and 17
               deposited securities

       (iii)   The procedure for collecting and                      Face of Receipt - Paragraphs 4 and 8;
               distributing dividends                                Reverse of Receipt - Paragraphs 13, 14 and 17

       (iv)    The procedure for transmitting notices,               Reverse of Receipt - Paragraphs 11 and 12
               reports and proxy soliciting material

       (v)     The sale or exercise of rights                        Reverse of Receipt - Paragraphs 13 and 14

       (vi)    The deposit or sale of securities                     Face of Receipt - Paragraphs 4 and 8;
               resulting from dividends, splits or                   Reverse of Receipt - Paragraphs 13, 14, 16 and 17
               plans of reorganization

       (vii)   Amendment, extension or termination of                Reverse of Receipt - Paragraphs 18 and 19 (no
               the deposit arrangements                              provision for extension)

       (viii)  The rights that holders of Receipts have              Face of Receipt - Paragraph 3
               to inspect the transfer books of the
               Depositary and the list of Receipt
               holders

                                                                     Location in Form of American
                                                                     Depositary Receipt ("Receipt")
Item Number and Caption                                              Filed Herewith as Prospectus
-----------------------                                              ----------------------------
       (ix)    Any restrictions on the right to                      Face of Receipt - Paragraphs 2, 4, 5, and 6
               transfer or withdraw the underlying
               securities

       (x)     Any limitation on the Depositary's                    Face of Receipt - Paragraphs 1 and 8; Reverse of
               liability                                             Receipt - Paragraphs 12, 15 and 17

3.   Fees and charges that a holder of Receipts may                  Reverse of Receipt - Paragraph 20
     have to pay, either directly or indirectly

Item 2.      AVAILABLE INFORMATION                                   Reverse of Receipt - Paragraph 11

      As set forth in Paragraph 11 of the Form of Receipt constituting the prospectus included herewith, the Depositary believes, based on limited investigation, that, as of the date hereof, Daiichi Sankyo Kabushiki Kaisha (the "Company") published information in English on its Internet website at www.daiichisankyo.com in compliance with Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, the Depositary does not assume any duty to determine if the Company is complying with the current requirements of Rule 12g3-2(b) under the Exchange Act or to take any action if the Company is not complying with those requirements.

                                   PROSPECTUS

      IN ACCORDANCE WITH GENERAL INSTRUCTIONS III. B OF FORM F-6, THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED AS EXHIBIT (a) CONSTITUTE THE PROSPECTUS RELATING TO THE AMERICAN DEPOSITARY SHARES TO BE ISSUED PURSUANT TO THIS F-6 REGISTRATION STATEMENT.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.    EXHIBITS

      (a) The Deposit Agreement relating to the American Depositary Receipts registered hereunder is contained in the form of the Receipt constituting the Prospectus filed as exhibit to this Registration Statement. - Filed herewith as exhibit (a)

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of Patterson Belknap Webb & Tyler LLP, counsel for the Depositary, as to the legality of the securities to be registered. - Filed herewith as exhibit (d).

      (e) Certification under Rule 466. - Filed herewith as exhibit (e).

Item 4.  UNDERTAKINGS

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) The Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.


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

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 3rd day of July, 2008.

                                    Legal entity created by the agreement
                                    contained in the American Depositary
                                    Receipts evidencing American Depositary
                                    Shares each representing one (1) Common
                                    Share of Daiichi Sankyo Kabushiki Kaisha


                                    CITIBANK, N.A., as Depositary


                                    By: /s/ Paul Martin
                                        -------------------------------
                                        Name:  Paul Martin
                                        Title: Vice President

                                Index of Exhibits
                                -----------------

                                                                   Sequentially
Exhibit                 Document                                   Numbered Page
-------                 --------                                   -------------

  (a)                   Form of ADR
  (d)                   Opinion of Counsel to the Depositary
  (e)                   Certification under Rule 466


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